UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                        Commission File Number 005-50985
                               Cusip # 37517W-10-7

                           NOTIFICATION OF LATE FILING

(Check One):

|_| Form 10-K   |_| Form 20-F   |_| Form 11-K    |X| Form 10-Q    |_| Form N-SAR
|_| Form N-CSR  |_| 10-D

      For Period Ended: March 31, 2007

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the Transition Period Ended: N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                          PART I-REGISTRANT INFORMATION


                              GigaBeam Corporation
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                             Full Name of Registrant


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                            Former Name if Applicable


                         470 Springpark Place, Suite 900
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            Address of Principal Executive Office (Street and Number)


                             Herndon, Virginia 20170
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                           (City, State and Zip Code)

                        PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10D, N-SAR or N-SCR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The compilation, review and dissemination of the information required to be presented in the Form 10-QSB for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.


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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Leighton J. Stephenson          571                    283-6200
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              (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes | | No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Gigabeam Corporation's revenues for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 will decrease from $1,658,541 to $284,142. In the 2006 quarter, we closed several sales with resellers and a multi-link sale to a large distributor in the Middle East. In the 2007 quarter, the number of sales transactions and relative dollar level per transaction were lower. Several of our WiFiber G Series GigE links were in test phase at customer sites as of the end of the quarter ended March 31, 2007.

      We expect our total operating expenses for the quarter ended March 31, 2007 to be in a range of $2,600,000 - $2,900,000, compared to operating expenses reported for the quarter ended March 31, 2006 of $4,718,238. The decrease for the quarter ended March 31, 2007 is primarily due to lower development costs paid to third party software development and design parties, reduced usage of contract consultants, lower overall travel costs, and the impact of the reduction of the number of employees in the Company in early January, 2007 from 53 to 26.

      We expect our net loss allocated to common shareholders for the quarter ended March 31, 2007 to be in the range of $3,500,000 to $3,800,000, compared to a loss of $5,011,898 reported for the quarter ended March 31, 2006. The primary reason for the lower net loss allocated to common shareholders for the quarter ended March 31, 2007 was the significant reduction in overall operating expenses, as explained above, offset in part by lower revenues in the first quarter of 2007 compared to the comparable period in 2006.

                              GigaBeam Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 16, 2007            By /s/ Leighton J. Stephenson
                             ---------------------------------------------------
                             Leighton J. Stephenson   Chief Financial Officer


      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).